Exhibit 99.10

Consolidated Financial Statements

Three months ended March 31, 2019

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

As at		Mar. 31	Dec. 31
(In thousands of Canadian dollars)		2019	2018
Assets
Current
Cash and cash equivalents		48,193	47,252
Fees receivable		7,816	8,635
Loans receivable	(Note 5)	14,967	15,275
Proprietary investments	(Note 3)	20,574	26,711
Other assets	(Note 6)	12,038	10,774
Income taxes recoverable		2,688	2,379
Total current assets		106,276	111,026

Loans receivable	(Note 5)	17,393	20,746
Long-term investments	(Note 3)	114,107	102,560
Other assets	(Note 6)	1,446	1,214
Property and equipment, net		23,626	12,334
Intangible assets	(Note 4)	149,855	148,324
Goodwill	(Note 4)	25,590	26,115
Deferred income taxes	(Note 8)	6,032	5,896
		338,049	317,189
Total assets		444,325	428,215

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities		32,465	41,641
Compensation payable		4,268	9,466
Obligations related to securities sold short	(Note 3)	—	255
Loan facility	(Note 12)	5,000	—
Income taxes payable		605	607
Total current liabilities		42,338	51,969
Other accrued liabilities		7,305	—
Loan facility	(Note 12)	18,750	—
Deferred income taxes	(Note 8)	3,779	3,125
Total liabilities		72,172	55,094

Shareholders' equity
Capital stock	(Note 7)	415,952	412,938
Contributed surplus	(Note 7)	44,140	43,383
Deficit		(121,019)	(117,201)
Accumulated other comprehensive income		33,080	34,001
Total shareholders' equity		372,153	373,121
Total liabilities and shareholders' equity		444,325	428,215
Commitments and provisions	(Note 13)

The accompanying notes form part of the financial statements

"Jack C. Lee"	"Sharon Ranson"
Director	Director

26

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

		For the three months ended
		Mar. 31	Mar. 31
(In thousands of Canadian dollars, except for per share amounts)		2019	2018
Revenues
Management fees		13,558	14,056
Carried interest and performance fees		—	1,117
Commissions		4,409	8,857
Interest income		3,918	3,066
Gain (loss) on proprietary investments	(Note 3)	73	(1,879)
Gain (loss) on long-term investments	(Note 3)	(67)	56
Other income (loss)	(Note 6)	(644)	6,242
Total revenue		21,247	31,515

Expenses
Compensation		8,118	10,902
Stock-based compensation	(Note 7)	2,259	2,958
Trailer and sub-advisor fees		—	47
Placement and referral fees		78	204
Selling, general and administrative		4,069	4,586
Interest expense		324	66
Amortization of intangibles	(Note 4)	292	555
Amortization of property and equipment		809	133
Other expenses	(Note 6)	637	1,179
Total expenses		16,586	20,630
Income before income taxes for the period		4,661	10,885
Provision (recovery) for income taxes	(Note 8)	877	(2,772)
Net income for the period		3,784	13,657
Basic earnings per share	(Note 7)	$0.02	$0.06
Diluted earnings per share	(Note 7)	$0.01	$0.05

Net income for the period	3,784	13,657
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) on foreign operations (taxes of $Nil)	(921)	1,559
Total other comprehensive income (loss)	(921)	1,559
Comprehensive income	2,863	15,216

The accompanying notes form part of the financial statements

27

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

(In thousands of Canadian dollars, other than number of shares)		Number of Shares Outstanding	Capital Stock	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total Equity
At Dec. 31, 2018		243,062,337	412,938	43,383	(117,201)	34,001	373,121
Shares acquired for equity incentive plan	(Note 7)	(130,000)	(405)	—	—	—	(405)
Shares released on vesting of equity incentive plan	(Note 7)	968,967	2,285	(2,285)	—	—	—
Foreign currency translation gain on foreign operations		—	—	—	—	(921)	(921)
Stock-based compensation	(Note 7)	—	—	2,259	—	—	2,259
Issuance of share capital on conversion of RSUs and other share based considerations	(Note 7)	476,030	1,086	783	—	—	1,869
Dividends declared	(Note 10)	15,323	48	—	(7,602)	—	(7,554)
Net income		—	—	—	3,784	—	3,784
Balance, Mar. 31, 2019		244,392,657	415,952	44,140	(121,019)	33,080	372,153
At Dec. 31, 2017		234,098,634	392,556	39,907	(118,272)	29,673	343,864
IFRS 9 transition adjustment		—	—	—	(50)	—	(50)
Shares acquired for equity incentive plan		(2,362,500)	(7,058)	—	—	—	(7,058)
Shares released on vesting of equity incentive plan		675,656	1,656	(1,656)	—	—	—
Foreign currency translation loss on foreign operations		—	—	—	—	1,559	1,559
Issuance of share capital on purchase of management contracts		6,997,387	17,284	—	—	—	17,284
Stock-based compensation		—	—	2,958	—	—	2,958
Issuance of share capital on conversion of RSUs and other share based considerations		309,401	664	(601)	—	—	63
Dividends declared		11,762	36	—	(7,553)	—	(7,517)
Net income		—	—	—	13,657	—	13,657
Balance, Mar. 31, 2018		239,730,340	405,138	40,608	(112,218)	31,232	364,760

The accompanying notes form part of the financial statements

28

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	For the three months ended
	Mar. 31	Mar. 31
(In thousands of Canadian dollars, other than number of shares)	2019	2018
Operating Activities
Net income for the period	3,784	13,657
Add (deduct) non-cash items:
Loss (gain) on proprietary investments	(73)	1,879
Loss (gain) on Long-term investments	67	(56)
Stock-based compensation	2,259	2,958
Amortization of property, equipment and intangible assets	1,101	688
Current portion of lease liability	(1,962)	—
Deferred income tax recovery	500	(568)
Current income tax expense	377	(2,204)
Other items	440	(735)
Income taxes paid	(750)	(520)
Changes in:
Fees receivable	819	2,492
Loans receivable	3,661	(1,845)
Accounts payable, accrued liabilities and compensation payable	(14,374)	(4,485)
Other assets	(1,496)	13,697
Cash provided by operating activities	(5,647)	24,958
Investing Activities
Purchase of investments	(13,366)	(12,645)
Sale of investments	7,323	13,117
Purchase of property and equipment	(2,833)	(870)
Purchase of intangible assets	—	(114,995)
Cash provided by (used in) investing activities	(8,876)	(115,393)
Financing Activities
Acquisition of common shares for equity incentive plan	(405)	(7,058)
Net advances from loan facility	23,750	—
Dividends paid	(7,554)	(7,517)
Cash used in financing activities	15,791	(14,575)
Effect of foreign exchange on cash balances	(327)	987
Net increase (decrease) in cash and cash equivalents during the period	941	(104,023)
Cash and cash equivalents, beginning of the period	47,252	156,120
Cash and cash equivalents, end of the period	48,193	52,097
Cash and cash equivalents:
Cash	42,930	52,097
Short-term deposits	5,263	—
	48,193	52,097
Supplementary disclosure of cash flow information
Amount of interest received during the period	1,588	1,143

The accompanying notes form part of the financial statements

29

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

1 CORPORATE INFORMATION

Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

The interim financial statements have been prepared in accordance with IFRS standards in effect as at March 31, 2019, specifically, IAS 34 Interim Financial Reporting.

Compliance with IFRS requires the Company to exercise judgment, make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary. Except as otherwise noted, significant accounting judgments and estimates are described in Note 2 of the December 31, 2018 annual audited financial statements and have been applied consistently to the interim financial statements as at and for the three months ended March 31, 2019.

Basis of presentation

These interim financial statements have been prepared on a going concern basis and on a historical cost basis, except for financial assets and financial liabilities classified as fair value through profit or loss ("FVTPL") or fair value through other comprehensive income ("FVOCI"), both of which have been measured at fair value. The financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.

Principles of consolidation

These interim financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared over the same reporting period as the Company and are based on accounting policies consistent with that of the Company.

Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.

The Company currently controls the following principal subsidiaries:

• Sprott Asset Management LP ("SAM");

• Sprott Capital Partners LP ("SCP");

• Sprott Consulting LP ("SC");

• Sprott Asia LP ("Sprott Asia") and Sprott Korea Corporation ("Sprott Korea");

• Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) Rule Investments Inc. ("RII") (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC");

• Sprott Resource Lending Corp. ("SRLC");

• Sprott Genpar Ltd.; and

• Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust")

30

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

Changes in accounting policies

In the first quarter of the year, the Company adopted IFRS 16 Leases (“IFRS 16”) and IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23"). As a result, the Company changed its accounting policies in the areas outlined below. As permitted by the transition provisions of IFRS 16, the Company applied a modified retrospective approach. Accordingly, the Company elected not to restate comparative period results and there was no impact to opening retained earnings. The adoption of IFRIC 23 did not have a material effect on the Company's financial statement.

Lease Commitments

The Company recognizes a right-to-use asset and a lease liability as at the lease commencement date. The right-to-use asset is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment. The lease liability is initially measured at the present value of future lease payments over the anticipated lease term, discounted using the Company's incremental borrowing rate. Upon transition to IFRS 16, a right-to-use asset and lease liability of $9.8 million were recorded. The right-to-use asset is presented on the property and equipment line of the consolidated balance sheet and the short and long-term portions of the lease liability are presented on the accounts payable and accrued liabilities line and other accrued liabilities line, respectively, of the consolidated balance sheet.

The Company used the practical expedient when applying IFRS 16 for short-term leases under 12 months and low-value assets such as IT equipment, with lease payments being expensed as they are occurred.

Prior to the adoption of IFRS 16, the Company classified its lease obligation as operating leases, with the lease payments being presented as selling, general and administrative line of the statement of operations. Upon transition to IFRS 16, the right-to-use asset is amortized on a straight-line basis over the term of the lease with the amortization expense being presented on the amortization of property and equipment line of the statement of operations. The lease liability is subsequently remeasured at amortized cost using the effective interest rate method, with the interest charge on the incremental borrowing rate being presented on the interest expense line of the statement of operations.

Other accounting policies

All other accounting policies, judgments, and estimates described in the annual audited financial statements have been applied consistently to these financial statements unless otherwise noted.

31

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

3 PROPRIETARY INVESTMENTS, OBLIGATIONS RELATED TO SECURITIES SOLD SHORT AND LONG-TERM INVESTMENTS

Proprietary investments and Obligations related to securities sold short

Consist of the following (in thousands $):

	Classification and measurement criteria	March 31, 2019	Dec. 31, 2018
Public equities and share purchase warrants	FVTPL	13,093	19,066
Fixed income securities	FVTPL	2,777	2,796
Private holdings:
- Private investments	FVTPL	2,766	2,830
- Energy contracts	Non-financial instrument	1,938	2,019
Total proprietary investments		20,574	26,711

Obligations related to securities sold short	FVTPL	—	255

Long-term investments

Consists of the following (in thousands $):

	Classification and measurement criteria	March 31, 2019	Dec. 31, 2018

Co-investments in funds	FVTPL	84,976	72,739
Private holdings
- Private investments	FVTPL	29,131	29,821
Total long-term investments		114,107	102,560

Realized gains and losses on financial assets classified at FVTPL are included in the gains (loss) on proprietary investments and Long-term investments on the consolidated statements of operations.

32

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

4 GOODWILL AND INTANGIBLE ASSETS

Consist of the following (in thousands $):

	Goodwill	Fund management contracts - indefinite life	Fund management contracts - finite life	Total
Cost
At December 31, 2017	166,882	—	47,416	214,298
Additions	—	133,303	—	133,303
Net exchange differences	13,482	—	—	13,482
At December 31, 2018	180,364	133,303	47,416	361,083
Additions	—	1,830	—	1,830
Net exchange differences	(3,391)	(7)	—	(3,398)
At March 31, 2019	176,973	135,126	47,416	359,515

Accumulated amortization
At December 31, 2017	(142,859)	—	(30,964)	(173,823)
Amortization charge for the period	—	—	(1,431)	(1,431)
Net exchange differences	(11,390)	—	—	(11,390)
At December 31, 2018	(154,249)	—	(32,395)	(186,644)
Amortization charge for the period	—	—	(292)	(292)
Net exchange differences	2,866	—	—	2,866
At March 31, 2019	(151,383)	—	(32,687)	(184,070)

Net book value at:
December31, 2018	26,115	133,303	15,021	174,439
March 31, 2019	25,590	135,126	14,729	175,445

33

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

Impairment assessment of goodwill

Previously, the Company reported seven cash generating units ("CGU") for goodwill impairment assessment and testing purposes:

•	Exchange Listed Products

•	Alternative Asset Management

•	Global

•	Lending

•	Consulting

•	Merchant Banking & Advisory

•	Corporate

During the period, as the Company completed the reorganization of its reportable segments, the assets that were previously aggregated to create the Global CGU no longer met the requirements of a CGU as they no longer generated independent cash flows. As a result, these assets were disaggregated from the Global CGU, and were reallocated to existing CGUs with similar assets that generate largely independent cash flows (brokerage assets within the Brokerage CGU and fixed term LP assets within the Managed Equities CGU). Following this change, as at March 31, 2019, the Company CGUs are as follows:

•	Exchange Listed Products

•	Lending

•	Managed Equities

•	Brokerage

•	Corporate

As at March 31, 2019, the Company had allocated $25.6 million (December 31, 2018 - $26.1 million) of goodwill on a relative value approach basis to the Exchange Listed Products and Managed Equities CGUs (previously called the Alternative Asset Management CGU).

In the normal course, goodwill is tested for impairment once per annum, which for the Company is during the fourth quarter of each year. During the first quarter impairment assessment process, there was no indicators of impairment in either the Exchange Listed Products CGU or the Managed Equities CGU.

Impairment assessment of indefinite life fund management contracts

As at March 31, 2019, the Company had an exchange listed fund management contract within the Exchange Listed Products CGU of $135.1 million related to Central Fund of Canada (December 31, 2018 - $133.3 million). There was no indicators of impairment as at March 31, 2019.

Impairment assessment of finite life fund management contracts

As at March 31, 2019, the Company had exchange listed fund management contracts within the Exchange Listed Products CGU of $14.7 million (December 31, 2018 - $15.0 million). There was no indicators of impairment as at March 31, 2019.

34

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

5	LOANS RECEIVABLE

Components of loans receivable

Loans are reported at their amortized cost using the effective interest method. Loans are reported net of any expected credit loss provisions on the expected credit loss provisions line of the consolidated statements of operations. Total carrying value consists of the following (in thousands $):

	Mar. 31, 2019	Dec. 31, 2018
Loans
Loan principal	33,935	37,873
Accrued interest	48	14
Deferred revenue	(1,573)	(1,816)
Amortized cost	32,410	36,071
Loan loss provisions	(50)	(50)
Less: current portion	(14,967)	(15,275)
Total carrying value of non-current loans receivable	17,393	20,746

Expected credit losses ("ECL")

When a loan is classified as impaired, the original expected timing and amount of future cash flows may be revised to reflect new circumstances. These revised cash flows are discounted using the original effective interest rate to determine the net realizable value of the loan. Interest income is thereafter recognized on this net realizable value using the original effective interest rate. Additional changes to the amount or timing of future cash flows could result in further losses, or the reversal of previous losses, which would also impact the amount of subsequent interest income recognized.

As at March 31, 2019, the Company performed a comprehensive review of each loan measured at amortized cost in its portfolio to determine the requirement for an ECL provision. There were no credit events in the period.

Interest income on impaired loans and the changes in expected credit loss provisions are as follows (in thousands $):

	For the three months ended
	March 31, 2019	Mar. 31, 2018
Interest on impaired loans	—	—
Expected credit loss provisions
Balance, beginning of the year	50	—
Transition adjustment	—	50
Revised balance, beginning of the year	50	50
Expected credit loss provision (recovery)	—	—
Net exchange differences	—	—
Balance, end of period	50	50

35

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

Sector distribution of loan principal

Distribution of Company outstanding loan principal balances by sector:

	March 31, 2019		12/31/2018
	Number of Loans	(in thousands $)	Number of Loans	(in thousands $)
Loans
Metals and mining	1	31,020	1	34,931
Energy and other	2	2,915	2	2,942
Total loan principal	3	33,935	3	37,873

Geographic distribution of loan principal

Distribution of Company outstanding loan principal balances by geographic location of the underlying security:

	March 31, 2019		December 31, 2018
	Number of Loans	(in thousands $)	Number of Loans	(in thousands $)
Loans
Canada	1	1,578	1	1,578
United States of America	2	32,357	2	36,295
Total loan principal	3	33,935	3	37,873

36

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

6	OTHER ASSETS, INCOME AND EXPENSES

Other assets

Consist of the following (in thousands $):

	Mar. 31, 2019	Dec. 31, 2018
Fund recoveries and investment receivables	7,855	4,722
Prepaid expenses	4,017	5,369
Other (1)	1,612	1,897
Total Other assets	13,484	11,988

(1) Other includes miscellaneous third-party receivables.

Other income (loss)

Consist of the following (in thousands $):

	For the three months ended
	Mar. 31, 2019	Mar. 31, 2018
Net proceeds from Sale Transaction (1)	—	4,200
Other investment income (2)	86	831
Foreign exchange gain (losses)	(1,025)	857
Total Other income (loss) (3)	(939)	5,888

(1) Gross proceeds of $5.0 million, net of transaction costs of $0.8 million. This relates to the January 29, 2018 closing of the sale of our non-core private wealth client business.

(2) Primarily includes investment fund income, syndication and trailer fee income.

(3) Excludes royalty income of $0.3 million (March 31, 2018 - $0.4 million), which is presented net of operating, depletion and impairment charges below.

Other expenses

Consist of the following (in thousands $):

	For the three months ended
	Mar. 31, 2019	Mar. 31, 2018
Costs (recoveries) related to energy assets (1)	11	30
Other	331	795
Total Other expenses	342	825

(1) Includes operating, depletion and impairment charges, net of royalty income of $0.3 million (March 31, 2018 - $0.4 million).

37

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

7      SHAREHOLDERS' EQUITY

Capital stock and contributed surplus

The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)
At Dec. 31, 2017	234,098,634	392,556
Issuance of share capital under dividend reinvestment program	338,628	1,015
Issuance of share capital on purchase of management contracts	6,997,387	17,284
Released on exercise of stock option plan	558,048	1,217
Issuance of share capital on conversion of RSU	635,939	1,581
Acquired for equity incentive plan	(2,402,500)	(7,161)
Released on vesting of equity incentive plan	2,836,201	6,446
At Dec. 31, 2018	243,062,337	412,938
Issuance of share capital under dividend reinvestment program	15,323	48
Issuance of share capital on conversion of RSU and other share based considerations	476,030	1,086
Acquired for equity incentive plan	(130,000)	(405)
Released on vesting of equity incentive plan	968,967	2,285
At Mar. 31, 2019	244,392,657	415,952

Contributed surplus consists of: stock option expense; earn-out shares expense; equity incentive plans' expense; and additional purchase consideration.

Stated value (in thousands $)
At Dec. 31, 2017	39,907
Expensing of Stock-based compensation over the vesting period	12,358
Issuance of share capital on conversion of RSUs	(1,219)
Released on exercise of stock option plan	(1,217)
Released on vesting of common shares for equity incentive plan	(6,446)
At Dec. 31, 2018	43,383
Expensing of Stock-based compensation over the vesting period	2,259
Issuance of share capital on conversion of RSU and other share based considerations	783
Released on vesting of common shares for equity incentive plan	(2,285)
At Mar. 31, 2019	44,140

38

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

Stock option plan

The Company has an option plan (the "Plan") intended to provide incentives to directors, officers, employees and consultants of the Company and its wholly owned subsidiaries. The aggregate number of shares issuable upon the exercise of all options granted under the Plan and under all other stock-based compensation arrangements including the Trust and Equity Incentive Plan ("EIP") cannot exceed 10% of the issued and outstanding shares of the Company as at the date of grant. The options may be granted at a price that is not less than the market price of the Company's common shares at the time of grant. The options vest annually over a three-year period and may be exercised during a period not to exceed 10 years from the date of grant.

There were no stock options issued for the quarter ended ended March 31, 2019 (three months ended March 31, 2018 - 750,000). There were no options exercised or forfeited in the quarter ended March 31, 2019 (three months ended March 31, 2018 - nil).

For valuing share option grants, the fair value method of accounting is used. The fair value of option grants is determined using the Black-Scholes option-pricing model, which takes into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors. Compensation cost is recognized over the vesting period, assuming an estimated forfeiture rate, with an offset to contributed surplus. When exercised, amounts originally recorded against contributed surplus as well as any consideration paid by the option holder is credited to capital stock.

A summary of the changes in the Plan is as follows:

	Number of options (in thousands)	Weighted average exercise price ($)
Options outstanding, December 31, 2017	6,975	5.14
Options exercisable, December 31, 2017	5,625	5.79
Options issued	750	2.33
Options exercised	(2,000)	2.33
Options expired	(2,450)	10.00
Options outstanding, December 31, 2018	3,275	2.57
Options exercisable, December 31, 2018	1,875	2.70
Options outstanding, March 31, 2019	3,275	2.57
Options exercisable, March 31, 2019	2,575	2.60

Options outstanding and exercisable as at March 31, 2019 are as follows:

Exercise price ($)	Number of outstanding options (in thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (in thousands)
6.60	150	1.6	150
2.33	3,000	6.8	2,300
2.73	125	7.1	125
2.33 to 6.60	3,275	6.6	2,575

39

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

Equity incentive plan

For employees in Canada, the Trust has been established and the Company will fund the Trust with cash, which will be used by the trustee to purchase: (1) on the open market, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible members; or (2) from treasury, common shares of the Company that will be held in the Trust until the awards vest and are distributed to eligible employees; and (3) from time-to-time, purchases from 2176423 Ontario Ltd., a company controlled by Eric Sprott, pursuant to the terms and conditions of a previously announced share transaction. For employees in the U.S. under the EIP plan, the Company will allot common shares of the Company as either: (1) restricted stock; (2) unrestricted stock; or (3) restricted stock units ("RSUs"), the resulting common shares of which will be issued from treasury.

There were 256,719 RSUs granted during the quarter ended ended March 31, 2019 (three months ended March 31, 2018 - 309,401). The Trust purchased 0.1 million shares in the quarter ended March 31, 2019 (three months ended March 31, 2018 - 2.4 million).

Number of common shares
Common shares held by the Trust, December 31, 2017	10,365,957
Acquired	2,402,500
Released on vesting	(2,836,201)
Unvested common shares held by the Trust, December 31, 2018	9,932,256
Acquired	130,000
Released on vesting	(968,967)
Unvested common shares held by the Trust, March 31, 2019	9,093,289

The table below provides a breakdown of the share-based compensation expense and the corresponding increase to contributed surplus:

40

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

	For the three months ended
	March 31, 2019	March 31, 2018
Stock option plan	74	235
EPSP / EIP	2,185	2,723
	2,259	2,958

Basic and diluted earnings per share

The following table presents the calculation of basic and diluted earnings (loss) per common share:

	For the three months ended
Numerator (in thousands $):	March 31, 2019	March 31, 2018
Net income (loss) - basic and diluted	3,784	13,657

Denominator (Number of shares in thousands):
Weighted average number of common shares	253,417	251,391
Weighted average number of unvested shares purchased by the Trust	(9,238)	(10,481)
Weighted average number of common shares - basic	244,179	240,910
Weighted average number of dilutive stock options	3,125	1,201
Weighted average number of unvested shares purchased by the Trust	9,238	10,481
Weighted average number of common shares - diluted	256,542	252,592
Net income per common share
Basic	$0.02	$0.06
Diluted	$0.01	$0.05

41

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

Capital management

The Company's objectives when managing capital are:

•	to meet regulatory requirements and other contractual obligations;

•	to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns for shareholders;

•	to provide financial flexibility to fund possible acquisitions;

•	to provide adequate seed capital for the Company's new product offerings; and

•	to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.

The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SCP is a member of the Investment Industry Regulatory Organization of Canada ("IIROC"), SAM is a registrant of the Ontario Securities Commission ("OSC") and the U.S. Securities and Exchange Commission ("SEC"), SAM US is registered with the SEC and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. As at March 31, 2019 and 2018, all entities were in compliance with their respective capital requirements.

42

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended March 31, 2019 and 2018

8        INCOME TAXES

The major components of income tax expense are as follows (in thousands $):

	For the three months ended
	Mar. 31, 2019	Mar. 31, 2018
Current income tax expense (recovery)
Based on taxable income of the current period	377	(2,204)
	377	(2,204)
Deferred income tax expense (recovery)
Total deferred income tax expense	500	(568)
Income tax expense reported in the consolidated statements of operations	877	(2,772)

Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the three months ended
	Mar. 31, 2019	Mar. 31, 2018
Income before income taxes	4,661	10,885
Tax calculated at domestic tax rates applicable to profits in the respective countries	1,246	2,873
Tax effects of:
Non-deductible stock-based compensation	45	103
Non-taxable capital (gains) and losses	(152)	(458)
Intangibles	28	(4,794)
Other temporary differences not benefited	64	(334)
Non-capital losses not benefited previously	(476)	(1,014)
Rate differences and other	122	852
Tax charge	877	(2,772)

The weighted average statutory tax rate was 26.7% (March 31, 2018 - 26.4%). This increase was primarily due to increased profitability of our Canadian businesses. The Company has $12 million of capital tax losses and $4 million of non-capital tax losses from prior years that will begin to expire in 2019 and 2027, respectively. The benefit of these capital and non-capital tax losses has not been recognized.

43

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the three months ended March 31, 2019

	Dec. 31, 2018	Recognized in income	Recognized in other comprehensive income	Mar. 31, 2019
Deferred income tax assets
Other stock-based compensation	4,300	(151)	—	4,149
Non-capital losses	5,018	219	(18)	5,219
Unrealized gains	386	(256)		130
Other	513	65	—	578
Total deferred income tax assets	10,217	(123)	(18)	10,076

Deferred income tax liabilities
Fund management contracts	7,317	347	—	7,664
Proceeds receivable	70	—	—	70
Other	59	30	—	89
Total deferred income tax liabilities	7,446	377	—	7,823
Net deferred income tax assets	2,771	(500)	(18)	2,253

For the year ended December 31, 2018

44

SPROTT INC.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2019 and 2018

	Dec. 31, 2017	Recognized in income	Recognized in other comprehensive income	Dec. 31, 2018
Deferred income tax assets
Other stock-based compensation	2,588	1,712	—	4,300
Non-capital losses	820	4,185	13	5,018
Unrealized gains	481	(95)	—	386
Other	485	28	—	513
Total deferred income tax assets	4,374	5,830	13	10,217

Deferred income tax liabilities
Fund management contracts	431	6,886	—	7,317
Proceeds receivable	279	(209)	—	70
Other	(116)	175	—	59
Total deferred income tax liabilities	594	6,852	—	7,446
Net deferred income tax assets	3,780	(1,022)	13	2,771

45

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended March 31, 2019 and 2018

9            FAIR VALUE MEASUREMENTS

The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at March 31, 2019 and December 31, 2018 (in thousands $).

Proprietary Investments

March 31, 2019	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	11,280	1,813	—	13,093
Fixed income securities	—	1,777	1,000	2,777
Private holdings	—	—	2,766	2,766
Total net recurring fair value measurements	11,280	3,590	3,766	18,636

Dec. 31, 2018	Level 1	Level 2	Level 3	Total
Public equities and share purchase warrants	13,680	5,386	—	19,066
Fixed income securities	—	1,796	1,000	2,796
Private holdings	—	—	2,830	2,830
Obligations related to securities sold short	(255)	—	—	(255)
Total net recurring fair value measurements	13,425	7,182	3,830	35,103

Long-term investments

March 31, 2019	Level 1	Level 2	Level 3	Total
Co-investments in funds	—	84,976	—	84,976
Private holdings	—	—	29,131	29,131
Total net recurring fair value measurements	—	84,976	29,131	114,107

Dec 31, 2018	Level 1	Level 2	Level 3	Total
Co-investments in funds	—	72,739	—	72,739
Private holdings	—	—	29,821	29,821
Total net recurring fair value measurements	—	72,739	29,821	102,560

46

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended March 31, 2019 and 2018

The following tables provides a summary of changes in the fair value of Level 3 financial assets (in thousands $):

Proprietary Investments

	Changes in the fair value of Level 3 measurements - Mar. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Mar. 31, 2019
Private holdings	2,830	—	—	(64)	2,766
Fixed income securities	1,000	—	—	—	1,000
	3,830	—	—	(64)	3,766

	Changes in the fair value of Level 3 measurements - Dec. 31, 2018
	Dec. 31, 2017	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2018
Private holdings	4,269	2,135	(3,680)	106	2,830
Fixed income securities	—	1,000	—	—	1,000
	4,269	3,135	(3,680)	106	3,830

Long-term investments

	Changes in the fair value of Level 3 measurements - Mar. 31, 2019
	Dec. 31, 2018	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Mar. 31, 2019
Private holdings	29,821	—	—	(690)	29,131
	29,821	—	—	(690)	29,131

	Changes in the fair value of Level 3 measurements - Dec. 31, 2018
	Dec. 31, 2017	Purchases and reclassifications	Settlements	Net unrealized gains (losses) included in net income	Dec. 31, 2018
Private holdings	12,152	13,145	—	4,524	29,821
	12,152	13,145	—	4,524	29,821

During the three months ended March 31, 2019, the Company transferred public equities of $3.6 million (December 31, 2018 - $0.7 million) from Level 2 to Level 1 within the fair value hierarchy due to the release of trading restrictions by the issuer. For the three months ended March 31, 2019, the Company purchased level 3 investments of $Nil (December 31, 2018 - $16.3 million). For the three months ended March 31, 2019, the Company transferred $Nil (December 31, 2018 - $Nil) from Level 3 to Level 1 within the fair value hierarchy.

47

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended March 31, 2019 and 2018

The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation Technique
Public equities and share purchase warrants	Fair values are determined using pricing models which incorporate all available market-observable inputs.
Co-investments in funds	Fair values are based on the last available Net Asset Value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.

The Company’s Level 3 securities consists of private holdings and fixed income securities of private companies. The Company determines fair value using a variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants. The significant unobservable input used in these valuation techniques can vary considerably over time, and include grey market financing prices, discount rates and extraction recovery rates of mining projects. A significant change in any of these inputs in isolation would result in a material impact in fair value measurement. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $1.2 million (December 31, 2018 - $1.2 million).

Financial instruments not carried at fair value

For fees receivable, other assets, accounts payable and accrued liabilities and compensation payable, the carrying amount represents a reasonable approximation of fair value due to their short term maturity.

10        DIVIDENDS

The following dividends were declared by the Company during the three months ended March 31, 2019:

Record date	Payment Date	Cash dividend per share ($)	Total dividend amount (in thousands $)
March 08, 2019 - Regular Dividend Q4 - 2018	March 25, 2019	0.03	7,602
Dividends (1)			7,602

(1) Subsequent to the quarter-end, on May 9, 2019, a regular dividend of $0.03 per common share was declared for the quarter ended March 31, 2019. This dividend is payable on June 5, 2019 to shareholders of record at the close of business on May 21, 2019.

48

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended March 31, 2019 and 2018

11        SEGMENTED INFORMATION

For management purposes, the Company is organized into business units based on its products, services and geographical location and has five reportable segments as follows:

•	Exchange Listed Products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;

•	Lending (reportable), which provides lending activities through limited partnership vehicles as well as through direct lending activities using the Company's balance sheet;

•	Managed Equities (reportable), which provides asset management and sub-advisory services to the Company's branded funds, fixed-term LPs and managed accounts;

•	Brokerage (reportable), which includes the activities of our Canadian and U.S broker-dealers;

•	Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries;

•	All Other Segments (non-reportable), which do not meet the definition of reportable segments as per IFRS 8.

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on proprietary investments (as if such gains and losses had not occurred), foreign exchange gains and losses, one time non-recurring expenses, non-cash and non-recurring stock-based compensation, carried interest and performance fees and carried interest and performance fee payouts (adjusted base EBITDA).

Adjusted base EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.

Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.

49

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended March 31, 2019 and 2018

The following tables present the operations of the Company's segments (in thousands $):

For the three months ended March 31, 2019

	Exchange Listed Products	Lending	Managed Equities	Brokerage	Corporate	Elimination and all other segments	Consolidated
Total revenue	7,293	3,382	3,234	5,648	(152)	1,842	21,247
Total expenses	2,542	1,523	2,867	6,023	2,535	1,096	16,586
Pre-tax Income (loss)	4,751	1,859	367	(375)	(2,687)	746	4,661
Adjusted base EBITDA	5,699	4,042	915	3	(1,691)	216	9,184

For the three months ended March 31, 2018

	Exchange Listed Products	Lending	Managed Equities (1)	Brokerage (1)	Corporate	Elimination and all other segments (1)	Consolidated
Total revenue	7,927	6,805	3,748	12,641	(160)	554	31,515
Total expenses	2,473	1,600	2,833	8,090	3,674	1,960	20,630
Pre-tax Income (loss)	5,454	5,205	915	4,551	(3,834)	(1,406)	10,885
Adjusted base EBITDA	6,032	2,757	1,314	2,127	(2,428)	225	10,027

(1) Prior year figures have been restated to reflect the changes in operating segments implemented in the quarter.

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the three months ended
	Mar. 31, 2019	Mar. 31, 2018

Canada	17,594	27,976
United States	3,653	3,539
	21,247	31,515

50

SPROTT INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
For the three months ended March 31, 2019 and 2018

12            LOAN FACILITY

As at March 31, 2019 the Company had $23.8 million (December 31, 2018 - $Nil) outstanding on its credit facility, $5 million of which is due within 12 months and $18.8 million is due after 12 months (December 31, 2018 - $Nil and $Nil respectively).

The Company has a 5 year, $90 million credit facility with a major Canadian schedule I chartered bank. The facility consists of a $25 million term loan and a $65 million revolving line of credit. Amounts may be borrowed under the facility through prime rate loans or bankers’ acceptances. Amounts may also be borrowed in U.S. dollars through base rate loans. During the quarter, the Company drew $23.8 million on the term loan portion of the credit facility to avoid its expiry and to partially fund near-term anticipated growth in the business, in particular, the anticipated pace of capital calls over the next 12-18 months in its lending LPs. Key terms under the credit facility are noted below:

Structure

◦            5-year, $65 million revolver with "bullet maturity" December 31, 2022

◦            5-year, $25 million term loan with 5% of principal amortizing quarterly

Interest Rate

◦            Prime rate + 0 bps or;

◦            Banker Acceptance Rate + 170 bps

Covenant Terms

◦            AUM more than 70% of AUM at origination date (compliant at March 31, 2019)

◦            Debt to EBITDA less than 3.25:1 for first 18 months, after which, debt to EBITDA less than 2.50:1

(compliant at March 31, 2019)

◦            EBITDA to interest expense more than 2.50:1 (compliant at March 31, 2019)

13         COMMITMENTS AND PROVISIONS

Besides the Company's long-term lease agreement, there may be commitments to provide loans arising from the Lending business or commitments to make investments in the net investments portfolio of the Company. As at March 31, 2019, the Company had $5.7 million in co-investment commitments from the Lending segment (December 31, 2018 - $38.7 million).

51

Corporate Information

Head Office Sprott Inc. Royal Bank Plaza, South Tower 200 Bay Street, Suite 2600 Toronto, Ontario M5J 2J1, Canada T: 416.943.8099 1.855.943.8099	Legal Counsel Baker & McKenzie LLP Brookfield Place, Suite 2100 181 Bay Street, P.O. Box 874 Toronto, Ontario, Canada M5J 2T3
Auditors
Directors & Officers
Jack C. Lee, Chairman
Peter Grosskopf, Chief Executive Officer and Director
Rick Rule, Director
Sharon Ranson, FCPA, FCA, Director
Rosemary Zigrossi, Director
Ronald Dewhurst, Director
Whitney George, President
Kevin Hibbert, Chief Financial Officer
Arthur Einav, Corporate Secretary	KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5

Investor Relations
Shareholder requests may be directed to
Investor Relations by e-mail at ir@sprott.com
or via telephone at 416.943.8099
or toll free at 1.855.943.8099

Stock Information
Transfer Agent & Registrar TMX Equity Transfer Services 200 University Avenue, Suite 30 Toronto, Ontario M5H 4H1 Toll Free: 1.866.393.4891 www.tmxequitytransferservices.com	Sprott Inc. common shares are traded on the Toronto Stock Exchange under the symbol ‘‘SII’’

www.sprott.com